

March 26, 2013

<u>Via E-mail</u>
Neil Kleinman
Chief Executive Officer
Silverstar Mining Corp
2500 Plaza 5, 25th Floor
Harborside Financial Center
Jersey City, NJ 07311

> **Re:** **Silverstar Mining Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 15, 2013**
> **Response dated March 22, 2013**
> **File No. 333-140299**

Dear Mr. Kleinman:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1. Description of Business, page 4

1.   We note your response to comment 1 from our letter dated February 27, 2013. Please provide us with a summary of the properties that are currently under your control, including claim or tenure identification numbers.

Item 8. Financial Statements and Supplementary Data, page 21

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-7

Foreign currency translation, page F-10

2.   We note your response to comment nine of our letter dated February 27, 2013. Please tell us your functional currency. In your response to this letter, also provide us with the text of your draft disclosure to be included in future filings that addresses each of the following items:

   •   To the extent that the Company's functional currency is not U.S. dollars, please update your disclosure to clearly indicate the Company's actual functional currency.

   •   If the functional currency is U.S. dollars, please update your disclosure to remove any language regarding foreign currency translation.

   •   If the functional currency is not U.S. dollars, please provide the amount of translation adjustment to be included in other comprehensive income recorded for all periods presented, in accordance with FASB ASC 830-30-45-12.

Item 9A. Management's Report on Internal Control over Financial Reporting, page 24

3.   We note your response to comment ten of our letter dated February 27, 2013. Please amend your Form 10-K to disclose your conclusion on the effectiveness of your internal controls over financial reporting ("ICFR") as of September 30, 2012 as required by Item 308(a)(3) of Regulation S-K, without using any qualifying or alternative language.

4.   We note your response to comment eleven of our letter dated February 27, 2013. Please amend your Form 10-K to disclose your conclusion on the effectiveness of your disclosure controls and procedures ("DC&P") as of September 30, 2012 as required by Item 307 of Regulation S-K, without using any qualifying or alternative language. In addition, please consider whether management's failure to perform or complete the required report on ICFR impacts its conclusions regarding the effectiveness of your DC&P as of the end of the fiscal year covered by the report.

You may contact Myra Williamson at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining